Filed by Diamond Foods, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Diamond Foods, Inc.

Commission File No.: 000-51439

Below are FAQs used on or after November 9th in response to questions from Diamond Foods employees after announcement of the proposed acquisition of Diamond Foods by Snyder’s-Lance.

Employee Questions and Answers (follow up)

1.	Why will it take 4-7 months to close? What is happening during this time? How long does the anti-trust process take? What is the timeline of events?

a.	The transaction requires regulatory approval and approval by the stockholders of both Diamond Foods and Snyder’s-Lance, which require documents to be prepared and filed. Additionally, there are other closing conditions that must be met before the transaction can close. Diamond Foods and Snyder’s-Lance intend to file a joint proxy statement/prospectus for the proposed transaction with the SEC and you should read the definitive joint proxy statement/prospectus when it is available because it will contain important information about the proposed transaction, including information regarding closing conditions.

2.	Do we know when integration planning will begin? Will any Diamond Foods personnel be involved?

a.	We don’t yet know when integration planning will begin but current plans call for a joint integration team to be established, which will include members from both Snyder’s-Lance and Diamond Foods. When we are in a position to share additional information about integration planning, we will do so.

3.	How should we manage travel?

a.	We are supposed to be managing Diamond Foods in a business-as-usual fashion, but you should talk to your supervisor before you finalize any travel plans.

4.	What does the transaction mean for our customers, brokers and distributors?

a.	Until closing it is business as usual. Snyder’s-Lance also uses brokers for certain parts of their business. Details of a combined broker network will be developed as part of integration planning.

5.	Are severance packages being offered? If so, how are they structured? If terminated, will counseling or outplacement services be offered?

a.	Diamond Foods is offering the severance benefits below which apply only to employees who have been terminated without cause and who are not provided cash severance under another plan or agreement:

Career Level	Weeks of Severance for each year of Service	Minimum Weeks of Severance (Base Salary and company paid COBRA)	Maximum Weeks of Severance (Base Salary and company paid COBRA)	Outplacement Services
Director-Senior Director	2	12	26	3 months

Manager-Senior Manager	2	9	26	3 months

Support-Senior	2	6	26	1 month

Hourly (non-CBA)	1	2	26	1 month

6.	When will Snyder’s-Lance communicate a new organizational structure?

a.	Details will be developed as the integration team works out the plan for combining the two companies and will be communicated as part of that process.

7.	Will we have to interview for our current positions?

a.	We don’t know yet. As soon as we are able to share additional information regarding post-closing plans, we will do so.

8.	Where are their regional offices?

a.	Within the presentation that accompanied Snyder’s-Lance’s investor call on October 28th, there is a page that shows their manufacturing facilities. Beyond that, we are not yet aware of regional locations or what functions reside within those locations. As soon as we are able to share additional information regarding post-closing plans, we will do so.

9.	What are we doing related to hiring new people to fill open positions?

a.	Our recruiting team will work with individual hiring managers to make a determination on hiring based on business need. When appropriate, temporary agency staff should be considered in lieu of hiring if the business requires it.

10.	What will happen to members of the Executive Team?

a.	We don’t know at this stage who will be affected by the transaction. Snyder’s-Lance will have an integration plan and team. As soon as we are able to share additional information regarding post-closing plans, we will do so.

b.	We do know that Brian Driscoll will join the board of directors of Snyder’s-Lance post-closing.

11.	What process will Snyder’s-Lance use to determine retention/severance of Diamond Foods employees?

a.	We don’t know at this stage what process will be used. Snyder’s-Lance will have an integration plan and team. As soon as we are able to share additional information regarding post-closing plans, we will do so.

12.	How much notice will employees be given if terminated?

a.	We don’t know at this stage. As soon as we are able to share additional information, we will do so.

13.	What happens with benefits? Should we still move forward with Open Enrollment?

You should absolutely go forward with Open Enrollment. We do not expect that employees will be migrated to Snyder’s-Lance’s programs until January 1, 2017, so you must complete Open Enrollment to ensure coverage in 2016.

14.	Are employees at the Director/Manager level in a blackout period with respect to trading DMND stock? Are any employees restricted from trading DMND stock?

a.	Because we have just completed our first fiscal quarter, the trading window for all employees on the access list is now closed. If you are certain you are not on the access list, then you are not subject to trading windows. However, all employees are reminded of the importance of not trading Diamond Foods securities while in possession of material non-public information.

b.	The trading window for all employees not in possession of material, non-public information will re-open after our FY16 Q1 earnings are reported (early December).

15.	How do you want us to manage customer inquiries? Will we have a generic email address set up to re-direct requests / questions?

a.	All inquiries should be sent to Linda Segre.

16.	What will the name of the new company be?

a.	At the closing, Diamond Foods will become part of Snyder’s-Lance. We don’t know whether Snyder’s-Lance plans to change the corporate name at some point in the future.

17.	What do you make of the Levi Korsinsky LLP investigation into this transaction?

a.	It is very common for class action law firms to seek out plaintiffs to help them file lawsuits against companies that have announced mergers or acquisitions.

18.	Will we need to re-register our name once the transaction closes with respect to Walnut ETC, Walnut Board, etc.?

a.	We don’t know at this stage. As soon as we are able to share additional information, we will do so.

Cautionary Statement Regarding Forward-Looking Statements

The foregoing paragraphs contain forward-looking statements that involve estimates, assumptions, risks and uncertainties. Any statements about expectations, beliefs, plans, objectives, assumptions or future events or performance are not historical facts and may be forward-looking. Words or phrases such as “anticipates,” “believes,” “could,” “estimates,” “expects,” “intends,” “plans,” “predicts,” “projects,” “may,” “will,” “should,” “continue,” “ongoing,” “future,” “potential” and similar words or phrases identify forward-looking statements. The forward-looking statements in this document address a variety of subjects including, for example, the expected date of closing of the acquisition and the potential benefits of the merger. Forward-looking statements involve estimates, assumptions, risks and uncertainties that could cause actual results to differ materially from those expressed in the forward-looking statements. The following factors, among others, could cause actual results to differ materially from the forward-looking statements: the risk that the transaction will not close when expected or at all; the risk that the operations of the two companies will not be integrated successfully; failure to achieve the anticipated benefits and synergies of the transaction; the risk that Snyder’s-Lance or Diamond Foods’ business will be adversely impacted during the pendency of the transaction; costs associated with the transaction; matters arising in connection with the parties’ efforts to comply with and satisfy applicable regulatory approvals and closing conditions relating to the transaction; the outcome of any legal proceedings instituted against Snyder’s-Lance and Diamond Foods; and other events that may adversely impact the completion of the transaction, including industry or economic conditions outside of the control of Snyder’s-Lance or Diamond Foods. In addition, actual results are subject to other risks and uncertainties that relate more broadly to Snyder’s-Lance or Diamond Foods’ overall business, including those more fully described in Snyder’s-Lance filings with the SEC including its annual report on Form 10-K for the fiscal year ended January 3, 2015, and its most recent quarterly report filed on Form 10-Q for the quarter year ended July 4, 2015, and those more fully described in Diamond Foods’ filings with the SEC, including its annual report on Form 10-K for the fiscal year ended July 31, 2015.

You should not unduly rely on forward-looking statements because actual results could differ materially from those expressed in any forward-looking statements. In addition, any forward-looking statement applies only as of the date on which it is made. We do not plan to update, and undertake no obligation to update, any forward-looking statements to reflect events or circumstances that occur after the date on which those statements are made, or to reflect the occurrence of unanticipated events.

Additional Information and Where to Find it

In connection with the proposed transaction between Diamond Foods, Inc. (“Diamond Foods”) and Snyder’s-Lance, Inc. (“Snyder’s-Lance”), Diamond Foods and Snyder’s-Lance intend to file a joint proxy statement/prospectus and relevant materials concerning the proposed transaction with the SEC relating to the solicitation of proxies to vote at respective special meeting of stockholders of Diamond Foods and Snyder’s-Lance to be called to approve the proposed transaction. The definitive proxy statement will be mailed to the stockholders of the Company in advance of the special meeting. STOCKHOLDERS OF DIAMOND FOODS AND SNYDER’S-LANCE ARE URGED TO

READ ALL RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain the documents free of charge at the SEC’s web site, http://www.sec.gov. Documents will also be available for free from Diamond Foods at www.diamondfoods.com and from Snyder’s-Lance’s at www.snyderlance.com.

Diamond Foods, Snyder’s-Lance and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies with respect of the proposed transaction. Information about the directors and executive officers of Diamond Foods, including their respective interest in security holding of Diamond Foods, is set forth in the proxy statement for Diamond Foods’ 2015 Annual Meeting of Stockholders, which was filed with the SEC on November 26, 2014. Information about the directors and executive officers of Snyder’s-Lance is set forth in the proxy statement for Snyder’s-Lance’s 2015 Annual Meeting of Stockholders, which was filed with the SEC on April 1, 2015 and its Current Report on Form 8-K filed with the SEC on October 1, 2015. Investors may obtain additional information regarding the interest of such participants by reading the definitive joint proxy statement/prospectus regarding the transaction when it becomes available. These documents can be obtained free of charge from the sources indicated above.